

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2012

<u>Via E-mail</u>
Mr. Matthew Veal
Treasurer
Integrated Freight Corporation
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re:** **Integrated Freight Corporation**
> **Item 4.02 Form 8-K**
> **Filed March 9, 2012**
> **File No. 000-14273**

Dear Mr. Veal:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 8-K</u>

1. We note from your disclosure that you have not yet concluded that your financial statements for the quarters ended June 30, 2011 and September 30, 2011 should no longer be relied upon but may make this determination in the future. Given that an error in such financial statements has come to your attention, please revise your 8-K to state the nature of the error(s), amount of the error(s) and definitively conclude whether or not the periods affected by the error(s) should not be relied upon and therefore require restatement. To the extent you determine a restatement is required, please provide all applicable disclosures required by Item 4.02 of Form 8-K. To the extent you determine a restatement is not required, please provide us with the rationale that supports the basis for your conclusions. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant